EDIT

Convesio

We make enterprise level WordPress website
hosting available to everyone.

CONVESIO.COM   WALNUT CREEK

software   infrastructure   technology   product   b2b



NO VIDEO

$0 ❓
of a $1,000,000 goal

Invest via a
Future Equity Agreement ❓



*Our founder has spent the last 15 years working in agencies and scaling high
volume website platforms and hosting. Frustrated by the lack of innovation in the
WordPress hosting space, he set out to build a solution that would re-invent
WordPress hosting using the latest technologies for a price attractive to
WordPress agencies and enterprises.*

Thomas Fanelli Founder/CEO @ Convesio

 **ABOUT**   UPDATES⁰   GRAPEVINE⁰   ASK A QUESTION⁰

Why you may want to support us...

1   WordPress runs 33.2% of the entire internet - approx 75M websites.

2   Managed hosting is expected to grow to $75.6B in 2020.

3   New technology, different from other managed hosting providers, at
    affordable prices.

4   Already built, in beta and has very happy users providing great feedback.
    Ready to go to market!

5   Hosting 500+ websites, with more than 90 million requests per month, and
    increasing each day.

6   Deployed 3 clusters: 2 in N. America and 1 in the UK.

7   Enable design agencies to harness the power of cloud providers, like Amazon,
    without the headache, resources, or heavy price tag.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS


Thomas Fanelli
Founder/CEO
*Multiple Tech Startups, 1 Successful Exit & IPO and Extensive Hosting &
WordPress Background. Executive Positions at Leading Technology Providers:
SVP, RealPage (RP), VP Product, Deluxe (DLX).*



Dyutiman Chakraborty
Co-Founder, Chief Architect
*14 Years Experience in Node.JS, Docker Containers, Orchestration, and Server
Automation.*



Elizabeth Bochner
Co-Founder, COO
*Multiple Startups, Extensive Web Experience including Manager of Custom
Websites at RealPage (RP) and Director, Product Management Strategy & Ops,
at Deluxe (DLX).*



David DeFino
Engagement Manager
*Over 15 years of WordPress support, content marketing, and social media
experience.*



Connor Cahill
Software Engineer
*Full stack developer with extensive WordPress, hosting, and agency
background.*




Lori Taylor
Sales Operations
Optimizing sales operations, lead generation, and CRM management.



Scott Roberts
Infrastructure Support Manager
15+ Years of server administration, support, and management so scalable WordPress systems.

In the news



Convesio is the future of WordPress hosting you've always wanted

Imagine this: You've been working hard to build up your agency, and have steadily accrued a decent portfolio of clients. But naturally, as your business grows, so does the pressure. Then one Sunday night, your

April 16, 2019 @ wplift.com



Is Convesio the Next-Generation of Managed WordPress Hosting?

Disclosure: WP Mayor is a professional review site that sometimes receives compensation from companies to promote their products. Each product is tested and our honest opinions are shared publicly. We are

March 8, 2019 @ wpmayor.com



How Well Does Convesio Work for Hosting your MainWP Child Sites - MainWP WordPress Management

Convesio is one of the newer options for hosting your MainWP Child sites. After you have created your account from an invitation link via email, you should be able to sign into the account. Click on the New Site

March 4, 2019 @ mainwp.com

Downloads

- Convesio-Dashboard .jpg
- Convesio-Backups.jpg
- Convesio-Cache-Settings.jpg
- Convesio-Manage-Sites.jpg
- Convesio-SSL-Manager.jpg
- Convesio-Create-WordPress-Instance.jpg
- Convesio Investor Pitch Deck.pdf

Our Story

What keeps you up at night? For a lot of website agency owners, it's that ever-present anxiety that comes with managing client sites, and having to drop everything at a moment's notice when a client calls, often at the worst possible times. It's knowing that your client sites are vulnerable, and it's that nagging worry in the back of your mind that your backups might not be working.

As the founder of Convesio, I know this anxiety all too well. For the last two decades, I have been helping businesses establish and thrive online. Over the years, I have switched web hosts dozens of times, in hope that I would find a host that was as obsessive about uptime, performance, and security as I was. As technology progressed, it seemed like web hosting providers were frozen in time, with little motivation to truly innovate.



The Evolution
Traditional WordPress Hosting Solutions
Shared Hosting
Not Scalable
Bad Neighbors
Slow to Evolve
Single Point of Failure
Dedicated Hosting
Fixed Resources
Slow to Scale
Requires Server Admins
Single Point of Failure
Only Scale Up
VPS & Cloud Hosting
Flexible Resources
Faster to Scale
Not Specific to WordPress
Single Point of Failure
Only Scale Up
convesio
Platform-as-a-Service
Fast Scaling/Scale Out
Unlimited Capacity
Isolated & Dedicated Resources
No Single Point of Failure
Designed for WordPress
No Server Admins Needed
No Plugins Needed

Tired and frustrated, I decided to build it myself.

I was committed to rethinking how a WordPress tech stack would operate. Every component needed to utilize the latest tech and be optimized to get every drop of performance out of WordPress. This would need to be custom built, no cPanel or out of the box server configuration or management tools. It needed to be simple to use, affordable, secure, and scalable, with the ability to handle millions of visitors per site. After thousands of hours, endless cups of coffee, and a too many sleepless nights, Convesio was born.



Platform Architecture
Through a combination of open source software and proprietary code we have solved the challenge of running WordPress in a high availability scalable environment.
Internet
Load Balancers / IP
Firewall



Proprietary components include:
✓ Node.JS Load Balancer & Firewall
✓ Custom Caching Layer
✓ File System Mounts
✓ Micro Caching for GlusterFS
docker
PERCONA
GLUSTER
Caching
WordPress App PHP FPM
WordPress App PHP FPM
DB CLUSTER
DB Load Balancer
File System Mount
GIT
GlusterFS
FILE SYSTEM

Convesio is next generation of managed WordPress hosting; the first self-healing, autoscaling, platform-as-a-service for creating and managing WordPress sites.



Our Product
Over four years (man hours) of R&D and product testing has resulted in solving the core challenges associated with affordably scaling WordPress, including a multi-tenant web and database architecture, containerization, caching, security, and high availability.

Competition
WPEngine
One of the first and largest WordPress only hosting companies. Legacy technology, bad user interface, and slow to evolve.
Flywheel
Uses traditional VPS providers such as Linode, puts a user friendly interface with custom configurations of VPS for WordPress.
Kinsta
Similar to Flywheel, they provision a Google Cloud VPS and expose more advanced features. More technical audience.
Pantheon
Multi-container architecture costs hundreds of dollars per site per month.
Advanced Technology
convesio
PANTHEON
Kinsta
FLYWHEEL
WPengine
High Cost
Low Cost
Legacy Technology

Investor Q&A

— COLLAPSE ALL

What does your company do?

Convesio provides WordPress website agencies with a platform for hosting scalable WordPress websites without the complexity of traditional cloud providers. Convesio sites outperform traditional hosting providers, reducing client complaints. We simplify hosting, providing a high availability, secure and scalable platform for client sites and streamlined workflows for agencies. This enables agencies to differentiate hosting and use it as a true selling point while maximizing hosting profits.

Where will your company be in 5 years?

The hosting market is primed for disruption as businesses realize they cannot reliably host their website on discount legacy providers. Convesio's approach and technology makes it a clear choice over legacy competitors. Our aim over the next 5 years is to have a global server presence and host tens of thousands of websites.

Why did you choose this idea?

Our founder has spent the last 15 years working in agencies and scaling high volume website platforms and hosting. Frustrated by the lack of innovation in the WordPress hosting space, he set out to build a solution that would re-invent WordPress hosting using the latest technologies for a price attractive to WordPress agencies and enterprises.

How are you different than other managed WordPress providers?

Convesio is a next generation platform for hosting WordPress sites. Unlike traditional WordPress hosting solutions, Convesio addresses limitations in shared and VPS hosting by providing a multi-tenant, redundant environment powered by Docker Containers. Each site running on the platform is backed by a redundant file system, database cluster, scalable PHP Runtime, and self healing architecture.

How are you different than shared hosting providers?

Shared hosting typically uses many off the shelf products to offer a very generic hosting solution designed for a wide array of websites (WordPress, Drupal, Joomla, Shopping Carts, Custom Apps and more). Convesio is 100% focused on hosting WordPress. Our entire stack was designed specifically for WordPress. We do not support any other content management systems or custom code outside of the WordPress framework of Themes and Plugins.

Have you tested the capacity of your platform?

A single container site with Caching enabled has been tested with 2000 concurrent users over a 2 hour period with 8.8M requests being served and a sustained Requests Per Second over 1400 with an error rate of 0.065%. Important Note: This was an un-throttled test that was designed to push the limits of a single container site and not to be considered the capacity of our $10/month/site price. Our North American cluster is handling over 70MM requests per month as of March 2019.

Who do you use for servers and your datacenter? ⌄

Convesio is Datacenter agnostic and our tech stack can be deployed on bare metal servers and cloud providers such as Amazon. We currently use OVH and Amazon Web Services.

Other hosting providers say they use containers. How are you different? ⌄

Other popular providers do take advantage of containers, but in a very different way than Convesio. Effectively they are using containers as the next generation VPS. All the components of your site run inside a single scalable container. This creates an environment similar to a traditional VPS with all the normal Single Points of Failure associated with WordPress. We have a container based architecture that is scalable at several different layers. For instance, your WordPress runtime, which is just your PHP Instance, can scale separately from your DB Instance and our Load Balancers. When your site comes under heavy load, these other container based systems can scale up your resources increasing RAM, CPU, etc to handle the load. Convesio's architecture uses a scale out process to replicate your site running in multiple containers, all attached to a multi-node Percona XtraDB Cluster. The advantage of our system is we have the ability to run your site on multiple servers simultaneously, which greatly increases redundancy and scaling capacity.



About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Give/Get $1000

Founders

Raise Funding

FAQ

Legal Primer

Deals

Fundraising Playbook

Say Hello

✉ hello@wefunder.com

🐦 Twitter

📘 Facebook

📷 Instagram

📍 SF / Boston